

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

Neil Watanabe
Chief Financial Officer
Loop Media, Inc.
700 N. Central Ave, Suite 430
Glendale, CA 91203

      Re: Loop Media, Inc.
          Form 10-K for Fiscal Year Ended September 30, 2022
          Filed December 20, 2022
          File No. 001-41508

Dear Neil Watanabe:

      We have reviewed your August 11, 2023 response to our comment letter and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2023 letter.

<u>Form 10-K for Fiscal Year Ended September 30, 2022</u>

<u>Notes to Consolidated Financial Statements</u>
<u>Note 2. Summary of Significant Accounting Policies</u>
<u>Revenue recognition, page F-13</u>

1.   Refer to your response to comment 9. You state advertising revenue is not further disaggregated. It appears advertising revenue consists of amounts recognized as either a principal or an agent. Please tell us why you do not disaggregate advertising revenue on this basis.

        Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services